Exhibit 5

Dear Board of Directors:

Board change at Synacor is so urgently needed that we are willing to pay the costs of a Special Meeting so shareholders can effectuate the removal of Chairman Jordan Levy and Director Andrew Kau. Mr. Levy and Mr. Kau have each served 13 years on the Synacor Board and shareholders have seen and endured enough. We could fill pages listing specific failures under their leadership, but we need not look any further than these recent events to find clear evidence of the need for change:

▪	In April of 2013, the Board disclosed that it increased equity compensation for each Director who is re-elected to the Board from an annual grant of 5,000 options to a grant of up to 30,000 shares and up to 15,000 options. There is no valid basis for the Board to have raised its compensation by 500%. As of today, the Company’s stock price is down 60% from its IPO price. Shareholders have less value while the Board pays itself more;

▪	The Board’s initial response to our interest in Synacor was to launch a misleading press release campaign that included ‘highlighting’ previously announced customer wins and announcing ‘new executive’ hires when in fact those individuals joined the Company half a year prior. After seemingly exhausting ideas for the phony “positive news” campaign, the Board then needlessly wasted valuable cash on a poison pill;

▪	While the Board was misleading investors with its phony “positive news” campaign, the Company was having its worst quarter yet; losing one of its largest customers, burning through cash at an incredible rate, and drifting aimlessly without a CEO because the Board had no succession plan in place and then was unable to locate a replacement for the CEO who had resigned 6 months prior;

▪	The Board announced a share repurchase program in March of 2014, only to terminate it during the quarter ended in June 2014 after utilizing just 10% of the funds authorized to repurchase shares. We see this as further evidence of mismanagement and failed leadership by Chairman Levy and his fellow Board members;

▪	Finally, we were astonished that Himesh Bhise, who joined Synacor as CEO earlier this month, recently announced the beginning of a 45-day period during which he will attempt to develop a strategy for the Company. In doing so, Mr. Bhise confirmed our repeated assertion that the Board had no strategy to turn Synacor around. This is contrary to Chairman Levy’s repeated assertions that the Board did indeed have a strategy.

Synacor is incurring operating losses, burning through its cash, and its core business is declining by every metric. Statements about exciting new products and potential customer interest are not going to turn the Company around.

The Synacor Board needs a change. The Company cannot survive another 6 months under the leadership of this failing Board. When we initially urged the Board to call a Special Meeting for the purpose letting shareholders vote on Board changes, we fully expected the Board to listen to its shareholders and take action. Instead, the Board ignored shareholders and provided further confirmation that under the leadership of Mr. Levy, the Board’s sole interest is self-preservation rather than doing its job of maximizing shareholder value.

We are so confident that an overwhelming number of Synacor shareholders are in support of changes to the Board that we will pay the costs of the Special Meeting.

If the Board is confident in the results of a shareholder vote, it should not be afraid to call a Special Meeting of Shareholders at our expense.

We look forward to the Board finally doing right by the Company’s shareholders and promptly calling a Special Meeting of Shareholders.

Sincerely,

Michael Torok	Bart Kool
JEC Capital Partners	Ratio Capital Management